Filed by Remy International, Inc. and New Remy Holdco Corp.
pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Remy International, Inc.
Commission File No. 001-13683
Subject Company: New Remy Holdco Corp.
Form S-4 Registration No. 333 - 199182

Remy International, Inc. Announces Date of Meeting of Shareholders for the Proposed Merger
PENDLETON, Ind., December 1, 2014 /PRNewswire/ -- Remy International, Inc. (NASDAQ: REMY) announced today that it will hold a special meeting of its shareholders on Wednesday December 31, 2014, to seek approval of the previously announced merger agreement among Remy International, Inc., which we refer to as Old Remy, Fidelity National Financial, Inc., which we refer to as FNF, New Remy Holdco Corp., which we refer to as New Holdco, and several wholly owned subsidiaries of FNF (the Transaction). Shareholders of record at the close of business on November 26, 2014, will be entitled to attend and vote at the special meeting.
In addition to Old Remy shareholder approval, closing of the Transaction is also contingent upon various other closing conditions, which will be further described in the proxy statement/prospectus relating to the special meeting. On December 1, 2014, the New Holdco Registration Statement on Form S-4 and New Remy Registration Statement on Form S-1 were declared effective by the SEC. The Transaction is expected to close on December 31, 2014 or shortly thereafter.
The Transaction will result in the indirect distribution by FNF of its shares of Old Remy to the holders of Fidelity National Financial Ventures ("FNFV") Group common stock. This structure will result in New Holdco becoming the new public parent of Old Remy.  It is anticipated that, immediately following the mergers described in the merger agreement, New Holdco will change its name to "Remy International, Inc." and its shares will be listed on NASDAQ under the trading symbol "REMY".  Under the organizational documents of New Holdco, the rights of the holders of the common stock of New Holdco will be the same as the rights of holders of Old Remy common stock.
About Remy International, Inc.
Founded by the Remy Brothers in 1896, Remy International, Inc. (NASDAQ: REMY) is a leading global manufacturer and remanufacturer of alternators, starter motors, electric traction motors, and multi-line products, such as constant velocity axles, disc brake calipers, and steering gears. Headquartered in Pendleton, IN, with global operations across five continents and 10 countries, Remy International, Inc. markets products under the Delco Remy®, Remy®, World Wide Automotive® and USA Industries® brands. Known for innovation, efficiency, quality, and best-in-class customer service and support, Remy International Inc.'s products are integrated by leading industrial, specialty, automotive and heavy-duty OEMs, and aftermarket providers worldwide. We Start the World & Keep It Running™.

Cautionary Statements Regarding Forward-Looking Information
This press release contains certain statements relating to future events and Remy International, Inc.’s intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions, or events, including with respect to the Transaction, generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expected benefits of the Transaction, the expected timing of completion of the Transaction, and Remy International, Inc.’s anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of Remy International, Inc.'s management. There are a number of risks and uncertainties that could cause Remy International, Inc.’s actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include risks relating to (i) conditions to the closing of the Transaction not being satisfied, (ii) a material adverse change, event or occurrence affecting Remy International, Inc. or Fidelity National Technology Imaging, LLC, a small company that will become a subsidiary of New Holdco, prior to the closing of the Transaction delaying the Transaction or causing the companies to abandon the Transaction, (iii) the possibility that the Transaction may involve other unexpected costs, liabilities or delays.
In light of these risks, uncertainties, assumptions, and other factors, the forward-looking statements discussed in this communication may not occur. Other unknown or unpredictable factors could also have a material adverse effect on

Remy International, Inc.’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties applicable to Remy International, Inc. and its business, see Remy International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Remy International, Inc. does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.
Additional Information and Where to Find it
Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of New Holdco, Old Remy, or New Remy Corp. ("New Remy") or any shares of FNF or FNFV tracking stock. New Holdco has filed with the SEC a Registration Statement on Form S-4, which includes a Proxy Statement/Prospectus to be mailed by Old Remy to its stockholders in connection with the Transaction. In addition, New Remy has filed with the SEC a registration statement on Form S-1 in connection with the Transaction. The Registration Statements and the Proxy Statement/Prospectus contain important information about Remy International, Inc., New Holdco, New Remy, FNF and their affiliates, the transactions and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully when they are available.
Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the SEC by the parties through the web site maintained by the SEC at www.sec.gov.
In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus from Remy International, Inc. by contacting Remy International, Inc., 600 Corporation Drive, Pendleton, IN 46064, Attn: Investor Relations, Telephone (765) 778-6602.
Participants in the Solicitation
Remy International, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding Remy International, Inc.'s directors and executive officers is contained in its Form 10-K for the year ended December 31, 2013 and in its proxy statement dated April 30, 2014, which is filed with the SEC. A more complete description will be available in the Registration Statements and the Proxy Statement/Prospectus.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact:
Investor Relations
ir@remyinc.com
(765) 778-6602

SOURCE : Remy International, Inc.